Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 3, DATED JUNE 26, 2015,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 3, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 1, dated May 20, 2015, or Supplement No. 1, and Supplement No. 2, dated May 29, 2015, or Supplement No. 2. This Supplement No. 3 supplements, modifies and supersedes certain information contained in our Prospectus and should be read in conjunction with our Prospectus, Supplement No. 1 and Supplement No. 2. This Supplement No. 3 will be delivered with the Prospectus, Supplement No. 1 and Supplement No. 2. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein shall have the meaning ascribed to those terms in the Prospectus, as supplemented from time to time, unless the context otherwise requires.

The purposes of this Supplement No. 3 are to:

•	update certain operating information, including our appointment of Peter M. Budko as Chairman of the Board, the renewal of and amendment to our advisory agreement, our amendment to the JPM Repo Facility and our entry into an investment opportunity allocation agreement;
•	update our prospectus summary;
•	update disclosure relating to management;
•	update disclosure relating to management compensation;
•	update disclosure relating to conflicts of interest;
•	update disclosure relating to liquidity and capital resources; and
•	update disclosure relating to related party arrangements.

OPERATING INFORMATION

Election and Appointment of Peter M. Budko as a Member of the Board and as Chairman of the Board

On June 17, 2015, at the annual meeting of our stockholders, Peter M. Budko, currently our chief executive officer, was elected to become a member of our board of directors, or the Board. Also on June 17, 2015, the Board appointed Mr. Budko to serve as chairman of the Board, effective as of that same date. Mr. Budko replaced William M. Kahane, who previously notified the Board of his decision to retire and not stand for reelection at the annual meeting. Mr. Kahane did not retire pursuant to any disagreement with the Company.

Renewal of and Amendment to Our Advisory Agreement

On June 17, 2015, the Board approved the renewal of our amended and restated advisory agreement, or the Advisory Agreement, dated as of December 20, 2013, by and among us, Realty Finance Operating Partnership, L.P., our operating partnership, and Realty Finance Advisors, LLC, our advisor, as amended on April 24, 2015, for an additional one-year term expiring December 20, 2016.

On June 23, 2015, we entered into an amendment to the Advisory Agreement amending Section 10(d) thereof. As a result of the amendment, we will pay our advisor or its assignees an annual asset management fee equal to 0.75% of the cost of our assets (cost will include the principal amount funded by us to acquire or originate portfolio investments, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). Commencing on the NAV pricing date, the asset management fee will be based on the lower of 0.75% of the costs of our assets (as calculated above) and 0.75% of the fair value of our assets (fair value will consist of the market value of each portfolio investment as determined in accordance with our valuation guidelines). This fee will be payable monthly in arrears, based on assets held by us during the measurement period, adjusted for appropriate closing dates for individual investments.

Amendment to the JPM Repo Facility

On June 23, 2015, we, through our indirect wholly-owned subsidiary, entered into Amendment No. 1 to the JPM Repo Facility. The amendment to the JPM Repo Facility raises the maximum amount of advances allowed under the JPM Repo Facility from $150.0 million to $250.0 million between June 23, 2015 and September 29, 2015. The amendment to the JPM Repo Facility also sets a floor for the definition of the LIBOR index rate at 0.0%. All other material terms of the JPM Repo Facility remain unchanged.

Our Entry Into an Investment Opportunity Allocation Agreement

On June 10, 2015, we entered into an investment opportunity allocation agreement with American Finance Trust, Inc., or AFIN, an entity affiliated our sponsor. Because we and AFIN both invest in commercial real estate debt investments, or CRE Debt Investments, the investment opportunity allocation agreement provides for the delineation of our respective rights and obligations in connection with investing in the proposed CRE Debt Investments.

Pursuant to the investment opportunity allocation agreement, AFIN shall have priority over us with respect to potential CRE Debt Investments valued at $75.0 million and above, except as may otherwise be agreed upon by the Board and by AFIN’s board of directors. For any other potential CRE Debt Investment that both the investment committee of our advisor and the investment committee of AFIN’s advisor determine is appropriate for us and for AFIN, respectively, based upon the respective portfolio composition of us and AFIN, and assuming that both we and AFIN have sufficient capital to make and support such a CRE Debt Investment, then the origination or acquisition of such potential CRE Debt Investment shall be allocated to the entity that has not originated or acquired a CRE Debt Investment for the longest period of time. If both we and AFIN last acquired a CRE Debt Investment on the same date, then the allocation of the potential CRE Debt Investment shall be to the entity with the smaller portfolio of CRE Debt Investments based on the aggregate outstanding principal balance of such investments.

PROSPECTUS UPDATES

Prospectus Summary

The compensation disclosed in the table under the subheading “Asset Management Fees” on page 21 of the Prospectus, and all other similar disclosures appearing throughout the Prospectus, are hereby replaced in their entirety with the following disclosure:

“Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (80,000,000 shares)
Asset Management Fees	We will pay our advisor or its assignees an annual fee equal to 0.75% of the cost of our assets (cost will include the principal amount funded by us to acquire or originate portfolio investments, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). Commencing on the NAV pricing date, the asset management fee will be based on the lower of 0.75% of the costs of our assets (as calculated above) and 0.75% of the fair value of our assets (fair value will consist of the market value of each portfolio investment as determined in accordance with our valuation guidelines). This fee will be payable monthly in arrears, based on assets held by us during the measurement period, adjusted for appropriate closing dates for individual investments.	Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value, there is no maximum dollar amount of this fee.”

Management

The tabular disclosure under the subheading “Executive Officers and Directors” on page 75 of the Prospectus, and all other similar disclosures appearing throughout the Prospectus, are hereby replaced in their entirety with the following disclosure:

“Name	Age	Position(s)
Peter M. Budko	55	Chief Executive Officer and Chairman of the Board of Directors
Donald MacKinnon	51	President and Chief Operating Officer
Andrew Winer	47	Chief Investment Officer
Donald R. Ramon	52	Chief Financial Officer, Treasurer and Secretary
Boris Korotkin	42	Executive Vice President
Dr. Robert J. Froehlich	62	Lead Independent Director, Audit Committee Chair
Elizabeth K. Tuppeny	54	Independent Director”

Mr. Budko’s biography appearing on pages 75-76 of the Prospectus is hereby replaced in its entirety with the following disclosure:

“Peter M. Budko has served as the chief executive officer of our company and our advisor since November 2014 and as chairman of our board of directors since June 2015, and previously served as executive vice president of our company and our advisor since their formation in November 2012 until January 2013, and as president and secretary of our company and our advisor from January 2013 until November 2014. Mr. Budko served as a director of our company from January 2013 until November 2014. Mr. Budko served as executive vice president and chief investment officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in 2007 through March 2012. Mr. Budko also served as executive vice president and chief operating officer of NYRT, the NYRT property manager and the NYRT advisor from their formation in October 2009 until March 2014. Mr. Budko has served as executive vice president and chief investment officer of the PECO advisor since its formation in December 2009. Mr. Budko has served as executive vice president and chief investment officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Budko served until March 2014 as executive vice president, and until February 2011 as chief investment officer, of ARC HT, the ARC HT advisor and the ARC HT property manager, in each case since their formation in August 2010. Mr. Budko served as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Budko has served as an executive officer of BDCA and the BDCA advisor since their formation in May 2010 and June 2010, respectively. Mr. Budko has served as executive vice president and chief investment officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Budko also was also executive vice president and chief investment officer of ARCP and the ARCP manager from their formation December 2010 and November 2010, respectively, in each case until ARCP’s transition to self-management in January 2014. Mr. Budko also has been an executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Budko served as executive vice president and chief investment officer of ARCT IV, the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the closing of the merger of ARCT IV with ARCP in January 2014. Mr. Budko served as the executive vice president of ARC HT II, the ARC HT II advisor and the ARC HT II property manager from their formation in October 2012 until March 2014. Mr. Budko has also served as chief investment officer and a director of RCAP since February 2013 and as chief investment officer of RCS Capital Management since April 2013. From January 2007 to July 2007, Mr. Budko was chief operating officer of an affiliated American Realty Capital real estate investment firm. Mr. Budko founded and formerly served as managing director and group head of the Structured Asset Finance Group, a division of Wachovia Capital Markets, LLC from 1997 – 2006. The Structured Asset Finance Group structures and invests in real estate that is net leased to corporate tenants. While at Wachovia, Mr. Budko acquired over $5 billion of net leased real estate assets. From 1987 – 1997, Mr. Budko worked in the Corporate Real Estate Finance Group at NationsBank Capital Markets (predecessor to Bank of America Securities), becoming head of the group in 1990. Mr. Budko received a B.A. in physics from the University of North Carolina.”

Mr. Kahane’s biography appearing on pages 77–79 of the Prospectus is hereby deleted in its entirety.

Management Compensation

The compensation disclosed in the table under the subheading “Asset Management Fees” on page 96 of the Prospectus, and all other similar disclosures appearing throughout the Prospectus, are hereby replaced in their entirety with the following disclosure:

“Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (80,000,000 shares)
Asset Management Fees(5)	We will pay our advisor or its assignees an annual fee equal to 0.75% of the cost of our assets (cost will include the principal amount funded by us to acquire or originate portfolio investments, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). Commencing on the NAV pricing date, the asset management fee will be based on the lower of 0.75% of the costs of our assets (as calculated above) and 0.75% of the fair value of our assets (fair value will consist of the market value of each portfolio investment as determined in accordance with our valuation guidelines). This fee will be payable monthly in arrears, based on assets held by us during the measurement period, adjusted for appropriate closing dates for individual investments.	Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value, there is no maximum dollar amount of this fee.”

Conflicts of Interest

The disclosure contained in the first paragraph under the subheading “Our Sponsor and its Affiliates” on page 104 of the Prospectus is hereby replaced in its entirety with the following disclosure:

“Mr. Budko is also an officer and director of BDCA and BDCA II, which are public, non-traded business development companies sponsored by the parent of our sponsor, advised by affiliates of our sponsor and for which our dealer manager acts as dealer manager. Mr. Budko is also an officer of the general partner of AERP, a non-traded oil and gas limited partnership sponsored by an entity under common control with our sponsor, advised by affiliates of our sponsor and for which our dealer manager acts as dealer manager. As of the date of this prospectus, our dealer manager is the dealer manager or is named in the registration statement as the dealer manager in several offerings, including some offerings in which the parent of our sponsor is the sole sponsor.”

The disclosure contained in the fourth paragraph under the subheading “Our Sponsor and its Affiliates” on pages 104-105 of the Prospectus is hereby replaced in its entirety with the following disclosure:

“Each of our dealer manager, our transfer agent and RCS Advisory Services, LLC, or RCS Advisory, is an indirect subsidiary of RCS Capital Corporation, or RCAP. Mr. Budko, our chief executive officer and chairman of the board of directors, is a director of RCAP. RCAP Holdings, LLC, or RCAP Holdings, which is directly or indirectly controlled by Mr. Schorsch and Mr. Kahane, owns the only outstanding share of RCAP’s Class B common stock. Under RCAP’s certificate of incorporation, RCAP Holdings, as the holder of one share of Class B common stock, has one vote more than 50% of the voting rights of RCAP, and thereby controls RCAP and its subsidiaries, which includes our dealer manager, our transfer agent and RCS Advisory. As a result, our dealer manager, our transfer agent and RCS Advisory are under common control with our sponsor. The Class B common stock has no economic rights.”

The disclosure contained in the sixth bullet appearing under the subheading “Certain Conflict Resolution Procedures” on page 112 of the Prospectus is hereby replaced with the following disclosure:

“We have entered into an investment opportunity allocation agreement with American Finance Trust, Inc., or AFIN, an entity affiliated with our sponsor. Because we and AFIN both invest in commercial real estate debt investments, or CRE Debt Investments, the investment opportunity allocation agreement provides for the delineation of our respective rights and obligations in connection with potential CRE Debt Investments. Pursuant to this investment opportunity allocation agreement, AFIN shall have priority over us with respect to potential CRE Debt Investments valued at $75.0 million and above, except as may otherwise be agreed upon by the board of directors and by AFIN’s board of directors. For all other potential CRE Debt Investments that both the investment committee of our advisor and the investment committee of AFIN’s advisor determine is appropriate for us and for AFIN, respectively, based upon the respective portfolio composition of us and AFIN, and assuming that both we and AFIN have sufficient capital to make and support such a CRE Debt Investment, then the origination or acquisition of such potential CRE Debt Investment shall be allocated to the entity that has not originated or acquired a CRE Debt Investment for the longest period of time. If both we and AFIN last acquired a CRE Debt Investment on the same date, then the allocation of such potential CRE Debt Investment shall be to the entity with the smaller portfolio of CRE Debt Investments based on the aggregate outstanding principal balance of such investments.”

Liquidity and Capital Resources

The disclosure contained in the first paragraph under the subheading “Loan Repo Facilities” on page 154 of the Prospectus is hereby replaced in its entirety with the following disclosure:

“On June 18, 2014, we, through our indirect wholly-owned subsidiary, RFT JPM Loan, LLC, entered into an Uncommitted Master Repurchase Agreement, or an UMRA, with JP Morgan Chase Bank, National Association, or the JPM Repo Facility, as amended on June 23, 2015. The JPM Repo Facility generally provides for up to $150.0 million in advances, subject to adjustment, and for up to $250.0 million in advances between June 23, 2015 and September 29, 2015. We use such advances to finance the acquisition or origination of eligible loans, including first mortgage loans, junior mortgage loans, mezzanine loans and participation interests therein. Advances under the JPM Repo Facility accrue interest at per annum rates equal to the sum of (i) the applicable LIBOR index rate (with a floor set at 0.0%) plus (ii) a margin of between

2.25% to 4.50%, depending on the attributes of the purchased assets. The initial maturity date of the JPM Repo Facility is June 18, 2016, with a one-year extension at our option, which may be exercised upon the satisfaction of certain conditions. As of March 31, 2015, we had $75.9 million outstanding under the JPM Repo Facility.”

Related Party Arrangements

The compensation disclosed under the subheading “Asset Management Fee” on page 159 of the Prospectus, and all other similar disclosures appearing throughout the Prospectus, are hereby replaced in their entirety with the following disclosure:

“Asset Management Fee

Our Advisor, or its affiliates, receives an annual asset management fee equal to 0.75% of the cost of our assets. Commencing on the NAV pricing date, the asset management fee will be based on the lower of 0.75% of the cost of our assets and 0.75% of the fair value of our assets (fair value will consist of the market value of each portfolio investment as determined in accordance with our valuation guidelines). This fee will be paid monthly in arrears, based on assets held by us during the measurement period adjusted for the appropriate closing dates for individual investments.”